United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2015

Commission File Number 1-13758

PHAROL, SGPS S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐    No    ☒

Announcement | Lisbon | July 31, 2015

PHAROL, SGPS S.A. informs regarding new events in respect of events pertaining to the new Oi structure

Yesterday, July 30, 2015, the Brazilian Telecommunications Agency (Agência Nacional de Telecomunicações - “Anatel”) approved the proposal of new articles of incorporation sent by Oi as a result of the agreements signed between Oi and Pharol, SGPS S.A. on March 31, 2015 (as previously communicated).

As such, and in compliance with the requirement communicated by Pharol on July 22, 2015, Oi will convene a Shareholders’ General Assembly on September 1, 2015, to deliberate on the most relevant matters of the agreement signed on March 31, 2015, namely:

• Incorporation of Telemar in Oi, which will complete the finalization of the Shareholder control agreements;

• The approval of Oi’s new articles of incorporation, which includes all modification in the Company’s corporate governance which had been promised to the market and the Company’s investors at the time of the Share Capital increase, that occurred on May 5, 2014;

• The election of Oi’s new Board of Directors;

• The beginning of a new process of voluntary exchange of preferential shares (PN) for ordinary shares (ON).

Please find attached the Material Fact disclosed by Oi.

PHAROL, SGPS S.A. Sociedade Aberta Capital social € 26.895.375 Número de Matrícula na Conservatória do Registo Comercial de Lisboa e de Pessoa Coletiva 503 215 058	A PHAROL está cotada na Euronext (PHR). Encontra-se disponível informação sobre a Empresa na Bloomberg através do código PHR PL	Luis Sousa de Macedo Investor Relations Director ir@pharol.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

pharol.pt

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.300.29520-8

Publicly-Held Company

NOTICE TO THE MARKET

Prior Consent of ANATEL and

Call of the Shareholders’ Meeting of Oi

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), hereby informs its shareholders and the market in general that, during the meeting held on July 30, 2015, the Board of Directors of the Brazilian Telecommunications Agency (Agência Nacional de Telecomunicações — ANATEL) approved the request for Prior Consent, subject to the evidence of tax regularization, for the transactions and measures disclosed in the Material Facts dated March 31 and July 22, 2015, notably the merger of Telemar Participações S.A. (“TmarPart”) with and into Oi (the “Merger”).

Accordingly, in light of ANATEL’s prior consent having been granted, the extraordinary shareholders’ meeting of the Company (the “Meeting”) has been called on this date, to be held on September 1, 2015, at 11:00 a.m., at the headquarters of the Company, to discuss and vote primarily on: (1) the Merger; (2) the approval of the new bylaws of Oi, reflecting the adoption by Oi of heightened corporate governance standards; (3) the election of the new Board of Directors of Oi; and (4) the opening of the period for the voluntary exchange of preferred shares of Oi into common shares, as approved in the Meeting of the Board of Directors of Oi held on July 22, 2015 and disclosed in the Material Fact on the same date.

The list of nominees to be submitted for approval of the Meeting is comprised of 11 members and their respective alternates, with a term of office until the General Shareholders’ Meeting that approves the financial statements of the Company for the year ended December 31, 2017, as follows:

Incumbent Member	Alternate Member
José Mauro Mettrau Carneiro da Cunha	Fernando Marques dos Santos
Sérgio Franklin Quintella	Rubens Mário Alberto Waschlz
Luiz Antonio do Souto Gonçalves	Joaquim Dias de Castro
Ricardo Malavazi Martins	Cristiano Yazbek Pereira
Thomas Cornelius Azevedo Reichenheim	Sergio Bernstein
Rafael Luís Mora Funes	João do Passo Vicente Ribeiro
Francisco Ravara Cary	João Manuel Pisco de Castro
Luís Maria Viana Palha da Silva	Pedro Zañartu Gubert Morais Leitão
Jorge Telmo Maria Freire Cardoso	Nuno Rocha dos Santos de Almeida e Vasconcellos
Robin Bienenstock	Marcos Grodetzky
Marten Pieters	Vitor Fernando da Conceição Gonçalves

Mr. José Mauro Mettrau Carneiro da Cunha will remain the Chairman of the Board of Directors of Oi.

The documents and information regarding the items of the Agenda of the Meeting, especially the information required by CVM Instruction No. 481/09, are available to the shareholders of Oi at the Company’s headquarters and at the Company’s Investor Relations website (www.oi.com.br/ri). A copy of this material can also be accessed through Sistema IPE of the CVM (www.cvm.gov.br) and BM&FBovespa’s website (www.bmfbovespa.com.br).

Rio de Janeiro, July 30, 2015.

Flavio Nicolay Guimarães

CFO and Investor Relations Officer

Oi S.A.

Additional Information and Where to Find It:

This Material Fact is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of Oi. The proposed Voluntary Share Exchange described in this Material Fact has not commenced.

Any offer to purchase or the solicitation of an offer to sell preferred shares of Oi will be made only pursuant to an offer to purchase and related materials that Oi intends to file with the SEC upon commencement of this offer. Oi urges shareholders who are eligible to participate in the Voluntary Share Exchange to carefully read the offer to convert and related materials relating to the Voluntary Share Exchange when they become available and prior to making any decisions with respect to the

Voluntary Share Exchange as these documents will contain important information about the Voluntary Share Exchange.

Following the filing with the Commission of (1) the offer to convert and related materials relating to the Voluntary Share Exchange, or (2) any other offer materials related to the Voluntary Share Exchange, shareholders of Oi will be able to obtain the filed documents free of charge on the SEC’s website at www.sec.gov or from Oi.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2015

PHAROL, SGPS S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.